Mail Stop 4561

September 18, 2008

Lawrence D. Bain, Chief Executive Officer
Prolink Holdings Corp.
410 South Benson Lane
Chandler, AZ 85224

> **Re:** **Prolink Holdings Corp.**
> **Post-Effective Amendment No. 1 on Form S-1 to Registration**
> **Statement on Form SB-2**
> **Filed June 30, 2008**
> **File No. 333-140547**
>
> **Post-Effective Amendment No. 1 on Form S-1 to Registration**
> **Statement on Form SB-2**
> **Filed June 30, 2008**
> **File No. 333-140582**

Dear Mr. Bain:

Further to our comment letter of July 9, 2008, we have the following additional comments on the above-referenced filings.

General

1. We note that the most recent balance sheet included in your filings is as of March 31, 2008. Please amend your filings to provide financial information that satisfies the requirements of Article 8 of Regulation S-X. Please update the remainder of each filing appropriately, to reflect the updated financial and other information you will be adding.

2. With the next amendment to each of your registration statements, please file a currently dated consent of your independent auditors concerning the reference to and use of their report on the audited financial statements included in the applicable filing.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (212) 983-3115</u>
        Kenneth Koch, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.